Exhibit 99.1

For immediate release

Tiziana Life Sciences plc

(Incorporated in England and Wales with company number 09665181)

PDMR dealings

New York/London, 25 April 2019 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that on 25 April 2019, Panetta Partners Limited, an entity closely associated with Gabriele Cerrone, Executive Chairman, bought American Depositary Shares each representing 10 ordinary shares of nominal value 3p each in the capital of the Company, as set out below, following prior consultation with the Takeover Panel in relation to Note 11 to Rule 9.1 of the City Code on Takeovers and Mergers.

The information set out below is provided in accordance with the requirements of Regulation 19(3) of the EU Market Abuse Regulation No 596/2014:

1.	Details of PDMR / person closely associated
a)	Name	Gabriele Cerrone/Panetta Partners Limited
2.	Reason for the notification: On market acquisition
a)	Position / status	Executive Chairman
b)	Initial notification /amendment	Initial notification
3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ADS representing 10 Ordinary Shares of nominal value 3p each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc ADS: US88875G1013
c)	Nature of the transaction	Acquisition of ADS representing ordinary shares
d)	Price(s) and volume(s)	Price: $11,759.40; Volume: 1,668
e)	Aggregated information
	- Aggregated volume	1,668
	- Price	$11,759.40
f)	Date of the transaction	25 April 2019
g)	Place of the transaction	NASDAQ USA

As a result of this transaction Mr Cerrone’s interests in the underlying ordinary shares of the Company increases from 64,187,745 (47.036%) to 64,204,425 (47.048%). Mr Cerrone’s interests in the ordinary shares of the Company are based on a holding of 63,680,404 ordinary shares held by Planwise Limited and voting rights in respect of 524,021 ordinary shares held by Panetta Partners Limited (as shares and via ADSs). Mr Cerrone is considered beneficially interested in the holdings of Panetta Partners Limited and Planwise Limited.

For more information go to http://www.tizianalifesciences.com

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7493 2853

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883

Stockdale Securities (Broker) Antonio Bossi / Andy Crossley	+44 (0)20 7601 6100

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